Financial Performance for the Quarter ended June 30, 2021 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the Quarter $ 2.41 Bn IT services Growth on Constant Currency Basis: QoQ: 12.0% YoY: 21.3% ₹ 182.5 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Operating Margin for the Quarter 18.8 % Operating Profit growth (Wipro Ltd.) QoQ: 1.6% YoY: 28.9% ₹34.7 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Net Income for the Quarter YoY growth Net Income: 35.2% EPS: 41.0% Net income refers to the profit attributable to equity share holders of the company ₹ 32.3 Bn ₹ 5.92 Net Income | INR Earnings Per Share | INR INR Mn INR

Cash Flow Metrics for the Quarter Operating Cash Flow is at 103.7% of Net Income. Free Cash Flow is at 89.6% of Net Income. ₹ 33.5 Bn ₹ 29.0 Bn Operating Cash Flow | INR Free Cash Flow | INR *Non-GAAP measures walk has been provided in the annexure INR Mn INR Mn

Other highlights Highest organic sequential revenue growth in the last 38 quarters (CC terms) Growth well ahead of the top end of the guided range, both organic and with Capco We closed 8 large deals resulting in a TCV of over $715 million Customer count in >$100 Mn account moved from 11 to 13 and > 50Mn account moved from 40 to 42 in Q1’22 Net workforce increased by over 12,150 ETR for the quarter was at 16.1%, decreased by 4.6% QoQ Issued first ever bond offering in the international markets of $750 million with a 5-year tenor

Outlook for quarter ending September 30, 2021 QoQ growth 5.0% to 7.0% We expect the revenue from our IT Services business to be in the range of $2,535 million to $2,583 million* Outlook is based on the following exchange rates: GBP/USD at 1.40, Euro/USD at 1.21, AUD/USD at 0.77, USD/INR at 73.79 and CAD/USD at 0.81 Wipro signed an agreement to acquire Ampion on April 1,2021, and we previously announced that it will be closed during Q1’22. However certain regulatory approvals are still pending and the transaction is now expected to be closed in Q2’22

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of June 30, 2021 Reconciliation of Free Cash Flow for three months ended June 30, 2021 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹74.33, as published by the Federal Reserve Board of Governors on June 30, 2021.

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended June 30, 2021 IT Services Revenue as per IFRS $2,414.5 Effect of Foreign currency exchange movement $ (4.5) Non-GAAP Constant Currency IT Services Revenue based on $2,410.0 previous quarter exchange rates Three Months ended June 30, 2021 IT Services Revenue as per IFRS $2,414.5 Effect of Foreign currency exchange movement $ (83.8) Non-GAAP Constant Currency IT Services Revenue based on $2,330.6 exchange rates of comparable period in previous year

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Engineering and R&D and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)